NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:	
State Street Nominees Ltd -	13,300,629
Bank of New York Nominees Ltd -	5,541,309
Northern Trust –	1,052,700
Chase Manhattan Bank Australia Limited -	23,700
Chase Nominees Ltd -	42,220,178
BT Globenet Nominees Ltd -	1,928,500
Midland Bank plc -	8,529,400
Cede & Co –	2,311,240
Deutsche Bank Mannheim -	6,800
Bankers Trust -	3,813,400
Barclays Bank -	251,200
Citibank London -	16,300
Royal Trust –	56,100
Brown Bros. -	223,000
Nortrust Nominees -	11,161,971
MSS Nominees Limited –	203,300
State Street Bank & Trust Co -	367,300
Citibank –	20,600
Citibank NA –	141,100
Deutsche Bank AG -	11,300
HSBC Bank plc -	3,900
Mellon Bank N.A. -	564,800
ROY Nominees Limited -	184,600
Mellon Nominees (UK) Limited –	2,951,273
HSBC -	144,400

J P Morgan Chase Bank -	3,452,200
Capital International Limited -	
State Street Nominees Ltd -	697,700
Bank of New York Nominees -	10,326,095
Northern Trust -	5,540,330
Chase Nominees Ltd -	5,824,400
Midland Bank plc -	409,600
Citibank London -	31,234
Morgan Guaranty -	703,300
Nortrust Nominees -	8,453,900
MSS Nominees Limited -	99,200
State Street Bank & Trust Co -	3,880,831
Lloyds Bank -	47,500
Citibank –	15,600
Citibank NA–	674,600
Deutsche Bank AG -	535,100
HSBC Bank plc -	2,195,500
Mellon Bank N.A. -	300,500
Northern Trust AVFC -	793,000
KAS UK –	59,700
Mellon Nominees (UK) Limited -	82,700
Bank One London -	416,500
Clydesdale Bank plc –	61,400
J P Morgan Chase Bank –	42,900
Raiffeisen Zentral Bank –	717,624
Fortis Bank –	32,000
Metzler Seel Sohn & Co –	36,300
Bayerische Hypo Und Vereinsbank AG -	59,700
Capital International S.A.:	
Chase Nominees Ltd -	3,113,349
Midland Bank plc -	596,900
Barclays Bank -	488,000
Brown Bros -	137,100
State Street Bank & Trust Co -	102,600
Lloyds Bank -	34,500
Citibank NA -	9,300
HSBC Bank plc -	337,600
Capital International, Inc:	
State Street Nominees Ltd –	4,452,100
Bank of New York Nominees -	843,300
Northern Trust –	46,500
Chase Nominees Limited –	3,126,100
Midland Bank plc -	472,100
Bankers Trust –	20,400
Brown Bros –	333,400
Nortrust Nominees -	335,300
State Street Bank & Trust Co –	188,200

Sumitomo Trust & Banking –	89,500
Citibank –	24,100
Citibank NA –	541,100
State Street Australia Limited –	294,200
HSBC Bank plc -	333,700
J P Morgan Chase Bank –	906,800

5. Class of security

Ordinary shares of 2.5 pence each

6. Date of transaction

Not disclosed. Figures given as at 15 August 2006

7. Total holding following this notification

157,354,563

8. Total percentage holding of issued class following this notification

4.867%

9. Any additional information

Notification received under s198 CA85

10. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

11. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

12. Date of notification

17 August 2006